DT Asia Investments Limited

Room 703, 7/F.,

Beautiful Group Tower,

77 Connaught Road Central, Hong Kong

(852) 2110-0081

VIA EDGAR

June 20, 2016

U.S. Securities and Exchange Commission

Office of Financial Services

100 F Street, N.E.

Mail Stop 4720

Washington, DC 20549

Attn:  Christian N. Windsor, Special Counsel

RE:	DT Asia Investments Limited

Revised Preliminary Proxy Statement on Schedule 14A

Filed June 8, 2016

File No. 001-36664

Dear Mr. Windsor:

DT Asia Investments Limited (the “Company”, “it”, “we”, “us” or “our”), pursuant to conversations with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), hereby supplements and transmits its response to the letter received by us from the Staff of the Commission dated June 13, 2016 and responded to on June 15, 2016 and June 17, 2016 regarding our Amendment No. 2 to our Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) previously filed on June 8, 2016. Select pages of the Proxy Statement are enclosed as Exhibit A herewith showing our proposed changes to the Proxy Statement in response to our discussion with the Staff on June 20, 2016.

For your convenience, we have summarized below the Staff’s oral comments in bold and have followed each comment with the Company’s response.

Risk Factors, page 36

China Lending Group uses credit reports issued by the Credit Reference Center of the People’s Bank of China for credit records, which may not cover all accurate credit activities of guarantors and borrowers, page 41

1.	Please add disclosure, if appropriate, to address China Lending Group’s difficulties in obtaining accurate credit information and in proceeding against privately-owned guarantors.

In response to the Staff’s comment, we have revised the disclosure on page 41 of the Proxy Statement.

Christian N. Windsor, Special Counsel

U.S. Securities and Exchange Commission

June 20, 2016

China Lending Group Management's Discussion and Analyses of Financial Condition and Results of Operations, page 179

Allowance for Loan Losses, page 185

2.	With respect to the sentence on Page 186 describing the 1% general reserve as suggested by the PBOC guidance as reasonably reflective of the future risk in loan losses with the region, please revise your disclosure to indicate that the PBOC guidance is reasonably reflective of “incurred” risk in loan losses within the region.

In response to the Staff’s comment, we have revised the disclosure on page 186 of the Proxy Statement.

Notes to the Unaudited Consolidated Financial Statements of Adrie Global Holdings Limited, page F-58

Note 6 - Loan Impairment, page F-72

3.	Please characterize and describe in greater detail what “new information” the Company obtained on the trouble debt restructuring loans that the Company obtained during the first three months of 2016.

In response to the Staff’s comment, we have revised the disclosure on page F-72 of the Proxy Statement.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Stephen N. Cannon
Stephen N. Cannon President and Chief Executive Officer

cc:	Stuart Neuhauser, Esq.
Ellenoff Grossman & Schole LLP

Exhibit A

Proposed Changes to Proxy Statement

Since inception in 2009, China Lending Group has been able to keep the loan loss under 1%. With the six years' operating history and management team's experience, management believes that China Lending Group has the capabilities to gather reliable data. Furthermore, in 2016 Feng Hui has invested in a propriety Credit Risk Analytic Platform system to capture and to analyze such credit and loss data, which is currently undergoing pilot testing.

China Lending Group has been using the 1% floor requirement as its peer and industry data since 2009, the 1% has proven to be a fair estimation and to date, China Lending Group's actual loan losses have not exceeded 1%.

Due to the fact that one of the major performance evaluation criteria of the senior management team is based on loan losses not exceeding 1%, such performance evaluation program as stipulated by the shareholders provides a natural and interactive validation and back test process for the 1% general allowance for loan loss estimate against actual loan losses. Since inception in 2009, China Lending Group's actual loan losses were being scrutinized and back tested by the board of directors shortly after the end of each year specifically focusing on whether the actual loan loss exceeds 1% of the loans receivable balance for each respective year for performance evaluation purpose. Until now, the board of directors has been satisfied with the actual results and the management has never been penalized for loan loss exceeding 1% of each of the respective year end loans receivable balance. From the back test result, the actual loan loss for 2013 and 2014 were Nil and for 2015 was $642,178 representing 0%, 0% and 0.45% of the respective loans receivable. Even though the back test results were a lot less than 1.00% in the past three years, the management believes that due to the fact that the company's customers base is quite diversified into multiple industries, the 1% general reserve as suggested by the PBOC guidance is reasonably reflective of the ~~future~~incurred risk in loan losses within the region. Through the results of our validation, back test and performance evaluation processes, the management, will not only refine our current allowance for loan loss methodology, but also will improve our credit rating and approval process down to geography, industry and nature of collateral.

While China Lending Group believes its management uses the best information available to make loan loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or changes in accounting guidance.

Provision for loan losses increased by $1.8 million to $1.8 million during the first three months in 2016 as compared to the same period in 2015, and increased by $1.6 million, or 270.7%, to $2.2 million for the year ended December 31, 2015, as compared to $0.6 million for the year ended December 31, 2014. These increases in provision for loan losses were mainly attributable to some of the delinquent loans and interest receivable during these periods, in which China Lending Group has increased provision percentages and amounts to reflect the repayments expected to be provided by the collateral, pledged assets and guarantees, which weakened as a result of legal proceedings and difficulties in enforcing the collateral and guarantees for four cases that management believes are isolated and involve unique circumstances not indicative of systemic issues.

186

The following tables present the activity in the allowance for loan losses and related recorded investment in loans receivable by classes of the loans individually and collectively evaluated for impairment as of and for three months ended March 31, 2016, as well as the years ended December 31, 2015 and 2014:

As of and for the three months ended March 31, 2016

	Business loans	Personal loans	Total
Beginning balance	$ 1,053,579	$ 1,155,129	$ 2,208,708
Charge-offs	—	—	—
Provisions	1,595,502	201,963	1,797,465
Foreign currency translation	29,447	10,430	39,877
Ending balance	2,678,528	1,367,521	4,046,050
Ending balance: individually evaluated for impairment	2,186,250	384,609	2,570,859
Ending balance: collectively evaluated for impairment	$ 492,278	$ 982,912	$ 1,475,191

2016 troubled debt restructuring amounts were the exact balances brought forward from December 31, 2015 after adjustment in foreign exchange. The increase in allowances in the troubled debt restructuring both in personal loans and business loans in March 31, 2016, as compared to that of December 31, 2015, was mainly attributable to the new information on the troubled debt restructuring loans that the Company obtained during the first three months of 2016. information regarding four loans that management believes are isolated and involve unique circumstances, including having a loan and its collateral being in an industry in which the Company does not typically engage, a problem with a bridge loan where a bank reversed its oral commitment to lend to a borrower after a short bridge period, a private guarantor that had less capital and liquidity than the Company had been led to believe and a loan collateralized by collateral that the borrower no longer had proper title to and where the borrower committed fraud by applying for the loan before the title to the collateral was transferred. These issues are isolated and management believes they are not indicative of future systemic issues and has addressed these types of issues appropriately going forward.

As of March 31, 2016 and December 31, 2015, there were no receivable derecognized for the real estate related investment obtained from collateral.

F-72

ADRIE GLOBAL HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2016

6. LOAN IMPAIRMENT (cont.)

A loan is considered to be a troubled debt restructuring loan when that is restructured or modified for economic or legal reasons, where these conditions are present: 1) The Company grants a concession that it otherwise would not consider and 2) The borrower is having financial difficulties. Under unusual circumstance, in order to reduce the potential losses on troubled debt, the Company may consider granting concession to borrowers with financial difficulties which has significant delay or significant shortfall in amount of payments. In order to deter troubled debt restructurings, stringent scrutiny and approval from the Company's Loan Review Committee is required prior to the granting of concession on troubled debt.

7. PROPERTY AND EQUIPMENT

The Company's property and equipment used to conduct day-to-day business are recorded at cost less accumulated depreciation. Depreciation expense is calculated using straight-line method over the estimated useful life below:

	Useful Life years	March 31, 2016 (Unaudited)	December 31, 2015
Furniture and fixtures	5	$ 6,100	$ 4,208
Vehicles	4	144,168	143,229
Electronic equipment	3	20,230	16,256
Less: accumulated depreciation		(56,721)	(47,395)
Property and equipment, net		$ 113,777	$ 116,298

Depreciation expense totaled $8,965 and $9,324 for the three months ended March 31, 2016 and 2015, respectively.